UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934

TRANSGENOMIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89365K206
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239
January 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	Page 2 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,464,848

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,464,848

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,464,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 89365K206	Page 3 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,464,848

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,464,848

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,464,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 89365K206	Page 4 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,385,940

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,385,940

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,385,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 89365K206	Page 5 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,416,180

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,416,180

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,416,180

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 89365K206	Page 6 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY INCENTIVE 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853442

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,692,969

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,692,969

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,692,969

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 89365K206	Page 7 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY STAFF 2014 LLC I.R.S. IDENTIFICATION NO.: 46-4988087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
969,759

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
969,759

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
969,759

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 89365K206	Page 8 of 12
This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011, as amended by Amendment No. 1 dated February 3, 2012 and filed on February 7, 2012, as amended by Amendment No. 2 dated January 25, 2013 and filed on January 31, 2013, as amended by Amendment No. 3 dated March 5, 2014 and filed on March 7, 2014 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Transgenomic, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, Third Security Senior Staff 2008 LLC (“Senior Staff”), a Virginia limited liability company that is managed by Third Security, Third Security Staff 2010 LLC (“Staff 2010”), a Virginia limited liability company that is managed by Third Security, Third Security Incentive 2010 LLC (“Incentive”), a Virginia limited liability company that is managed by Third Security, and Third Security Staff 2014 LLC (“Staff 2014” and, together with Senior Staff, Staff 2010 and Incentive, the “Investors,” and the Investors together with Mr. Kirk and Third Security, the “Reporting Persons”), a Virginia limited liability company that is managed by Third Security, are filing this Amendment to disclose:  (i) the acquisition by the Investors of an aggregate of 214,705 shares of Series A-1 Convertible Preferred Stock and 161,026 warrants to purchase Common Stock in a private placement transaction on January 8, 2016; (ii) the conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock on January 6, 2016 into an aggregate of 2,305,354 shares of Common Stock (the “Conversion Shares”); and (iii) the acquisition on January 6, 2016 of an aggregate of 4,474,825 shares of Common Stock in lieu of a cash dividend payment associated with the Conversion Shares.
Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On January 6, 2016, the Company entered into a Conversion Agreement with the Investors, pursuant to which the Company and the Investors: (i) elected to convert all of the outstanding Conversion Shares into shares of Common Stock, in each case in accordance with the terms thereof, and (ii) agreed that all accrued and unpaid dividends on the Conversion Shares would be paid by the Company in shares of Common Stock at a rate of one (1) share of Common Stock per dividend dollar, which is based upon the closing price of the Common Stock on January 6, 2016. The outstanding shares of Series A Convertible Preferred Stock were convertible into shares of Common Stock at a ratio of 1-for-3, and the outstanding shares of Series B Convertible Preferred Stock were convertible into shares of Common Stock at a ratio of 1-for-1.
On January 6, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with various accredited investors pursuant to which, on January 8, 2016, it issued and sold to such investors, in a private placement (the “Private Placement”), an aggregate of approximately $2.2 million units (the “Units”) consisting of (i) an aggregate of 2,365,243 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share, of the Company (the “A-1 Preferred Shares”), and (2) warrants to purchase up to an aggregate of 1,773,929 shares of Common Stock (the “A-1 Warrants”).  Each Unit was sold to the investors at a purchase price of $0.93 per Unit.  On January 8, 2016, the Investors purchased an aggregate of 214,705 A-1 Preferred Shares and 161,026 A-1 Warrants in the Private Placement.  The A-1 Preferred Shares are convertible into shares of Common Stock at an initial rate of 1-for-1, which conversion rate is subject to further adjustment as set forth in the Company’s Certificate of Designation of Series A-1 Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated January 6, 2016 and filed on January 11, 2016).

CUSIP No. 89365K206	Page 9 of 12
The foregoing references to and description of the Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is included as Exhibit 20 hereto and is incorporated by reference to this Item 3.
Item 4.	Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Items 3 and 6 is incorporated herein by reference.
The Reporting Persons acquired any and all Company securities for investment purposes.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.
(a) and (b)                              See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons.  The percentage ownership is calculated based on 20,695,870 shares of Common Stock issued and outstanding as reported on the Company’s Form 8-K dated January 6, 2016 and filed with the SEC on January 11, 2016, increased by (i) 699,474, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants to purchase Common Stock held by the Investors, including the A-1 Warrants, and (ii) 2,365,243, which is the aggregate number of A-1 Preferred Shares issued in the Private Placement.

CUSIP No. 89365K206	Page 10 of 12

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	8,464,848	35.6%	8,464,848	—	8,464,848	—
Third Security, LLC	8,464,848	35.6%	8,464,848	—	8,464,848	—
Third Security Senior Staff 2008 LLC	3,385,940	14.3%	3,385,940	—	3,385,940	—
Third Security Staff 2010 LLC	2,416,180	10.2%	2,416,180	—	2,416,180	—
Third Security Incentive 2010 LLC	1,692,969	7.1%	1,692,969	—	1,692,969	—
Third Security Staff 2014 LLC	969,759	4.1%	969,759	—	969,759	—

(1)	Assumes the full exercise of all warrants, including the A-1 Warrants, held by the Investors into Common Stock and the full conversion of the A-1 Preferred Shares issued to the Investors in the Private Placement.
Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and set forth in the table above.
(c)                         Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.
(d)-(e)                Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Registration Rights Agreement
The following is a summary of certain terms and conditions of the Registration Rights Agreement which is attached hereto as Exhibit 21.
In connection with the Private Placement, the Company, the investors therein, including the Investors, also entered into a Registration Rights Agreement, dated January 8, 2016 (the “Registration Rights Agreement”), pursuant to which the Company is required to file with the Securities and Exchange Commission, by January 23, 2016, a registration statement to register for resale the shares of Common Stock issuable upon conversion of the A-1 Preferred Shares and the shares of Common Stock issuable upon exercise of the A-1 Warrants.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibits 21 and is incorporated by reference herein.

CUSIP No. 89365K206	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:
Exhibit 20	Securities Purchase Agreement by and among the Company and the Investors, dated January 6, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)
Exhibit 21	Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 4.1 to the Company’s Current Report on Form 8, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)
Exhibit 22	Joint Filing Agreement, dated as of January 12, 2016, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

CUSIP No. 89365K206	Page 12 of 12
SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  January 12, 2016

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2014 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX
Exhibit 1	Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3	Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4	Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5	Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6	Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10	Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11	Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12	Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 13	Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14	Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15	Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16	Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC

Exhibit 17	Securities Purchase Agreement by and among the Company and the Investors, dated March 5, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 18	Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 19	Joint Filing Agreement, dated as of March 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 20	Securities Purchase Agreement by and among the Company and the Investors, dated January 6, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 21	Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 4.1 to the Company’s Current Report on Form 8, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 22	Joint Filing Agreement, dated as of January 12, 2016, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC